FIRST ASSET PURCHASE AGREEMENT

THIS FIRST ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 16th day of February 2012, but effective as of January 1, 2012, by and among GRAND LAKE RV AND GOLF RESORT, LLC, a Delaware limited liability company (“Grand Lake”), THREE LAKES RV PARK, LLC, a Delaware limited liability company (“Three Lakes”),BLUE BERRY HILL RV, LLC, a Delaware limited liability company (“Blueberry”), BLUE BERRY HILL RV SPE, LLC, a Delaware limited liability company (“Blueberry SPE” and, together with Grand Lake, Three Lakes and Blueberry, “Sellers”), and SUN BLUEBERRY HILL LLC, a Michigan limited liability company (“Sun Blueberry”), SUN GRAND LAKE LLC, a Michigan limited liability company (“Sun Grand Lake”), SUN THREE LAKES LLC, a Michigan limited liability company (“Sun Three Lakes” and, together with Sun Blueberry and Sun Grand Lake, “Purchasers”).

Recitals:

A. Sellers own the Assets (as defined below).

B. Sellers desire to sell to Purchasers, and Purchasers desire to purchase from Sellers, the Assets, on the terms and subject to the conditions set forth in this Agreement.

Covenants:

           NOW, THEREFORE, for and in consideration of the premises, and the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1. DEFINITIONS AND INTERPRETATIONS.

1.01 Interpretation.

(a) Each definition in this Agreement includes the singular and the plural, and references to any gender include the other genders where appropriate.

(b) The word “including” means “including but not limited to”.  The word “or” is not exclusive.  The headings to the Articles and Sections are for convenience of reference and shall not affect the meaning or interpretation of this Agreement.

(c) References to Articles, Sections and Exhibits mean the Articles, Sections and Exhibits of this Agreement.  The Exhibits are incorporated by reference into and shall be deemed a part of this Agreement.

1.02 Partial Invalidity.  Each provision of this Agreement shall be interpreted so as to render it valid and enforceable under applicable Law and severable from the remainder of this Agreement.  A finding that any provision is invalid or unenforceable in any jurisdiction shall not affect the validity or enforceability of any other provision or the validity or enforceability of such provision under the laws of any other jurisdiction.

1.03 Definitions of Certain Terms.  In addition to the terms defined herein, for the purposes of this Agreement:

“Affiliate” means, with respect to any Person, any family member of such Person and any Person that controls, is controlled by, or is under common control with such Person. For purposes of this definition, a Person shall be deemed to “control” another Person if such Person directly or indirectly has the power to direct or cause the direction of the management and policies of such other Person, whether through holding beneficial ownership interests in such other Person, through contracts or otherwise.

“Assets” means all of the computer hardware and software (including all code and related documentation), reservation systems, customer lists, goodwill and all other intangible assets of Sellers.

“Code” means the Internal Revenue Code of 1986, as amended

“Law” means any law, statute, rule, regulation, ordinance and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any governmental authority.

“Lien” means any mortgage, pledge, lien, charge, security interest, claim or other encumbrance, except (a) liens for current taxes and assessments not yet due and payable, (b) liens imposed by Law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers or materialmen, and (c) liens in respect of pledges or deposits under workers’ compensation laws.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, joint venture, unincorporated organization, other entity or group, or a government or governmental agency.

“Related Agreements” means each of the following agreements, as each may be amended from time to time (a) that certain Master CNN Real Estate Purchase Agreement made and entered into as of November 9, 2011, by and among SCOLP and Robert C. Morgan and Robert Moser (the “Principals”), (b) that certain Master BGT Real Estate Purchase Agreement made and entered into as of November 9, 2011, by and among SCOLP and the Principals, (c) that certain Agreement of Sale between Club Naples RV Resort LLC and SCOLP, dated November 16, 2011, (d) that certain Agreement of Sale between Kountree RV Resort LLC and SCOLP, dated November 16, 2011, (e) that certain Agreement of Sale between North Lake RV Resort LLC and SCOLP, dated November 16, 2011, (f) that certain Agreement of Sale among Blue Berry Hill RV LLC, Blue Berry Hill RV SPE LLC and SCOLP, dated November 16, 2011, (g) that certain Agreement of Sale between Three Lakes RV Park, LLC and SCOLP, dated November 16, 2011, (h) that certain Agreement of Sale between Grand Lake RV and Golf Resort LLC and SCOLP, dated November 16, 2011, and (i) two separate Non-Compete Agreements between SCOLP and Principals, dated November 29, 2011.

“SCOLP” means Sun Communities Operating Limited Partnership, a Michigan limited partnership.

“UCC” means the Uniform Commercial Code, as amended from time to time, as in effect in any specified jurisdiction.

2. PURCHASE AND SALE OF ASSETS.

2.01 Purchase and Sale.  Effective as of the Closing Date, Sellers hereby transfer, sell and assign to Purchasers, and Purchasers purchase from Sellers, free and clear of any and all Liens, all of the Sellers’ right, title and interest in, to and under the Assets.

2.02 Excluded Assets. Any provision of this Agreement to the contrary notwithstanding, no assets of the Sellers other than the Assets are being sold by Sellers to Purchasers, or purchased by Purchasers from Sellers, pursuant to this Agreement.

2.03 No Assumed Liabilities.  Purchasers are not assuming, shall not assume and shall not be liable for any debts, liabilities or obligations of Sellers, regardless of the type or nature of such debts, liabilities and obligations.

2.04 Non-Compete Agreement.  At the Closing, Sellers shall cause each of Robert C. Morgan and Robert Moser to enter into a non-compete agreement with SCOLP, ancillary to this Agreement, which agreement (the “Non-Compete”) shall be substantially in the form of Exhibit A attached hereto.

3. PURCHASE PRICE:

3.01 Purchase Price.  The total purchase price payable by the Purchasers to Sellers as consideration for the Assets and the Non-Compete is Nine Million Forty Eight Thousand Nine Hundred Seventy Six Dollars and Eighty Five Cents($9,048,976.85) plus interest on that amount in an amount equal to five (5%) per annum for the time period between January 1, 2012 and the Closing Date (the “Purchase Price”).

3.02 Payment; Pay-Off Debt.  For and in consideration of the Assets and the Non-Compete, Purchasers shall deliver the Purchase Price to Sellers by wire transfer of immediately available funds at the Closing.  Sellers authorize and direct Purchasers to deliver such portion of the Purchase Price as is necessary to satisfy in full all indebtedness of Sellers secured by or related to the Assets (collectively, the “Debt”) as of the Closing Date.  All such satisfactions will be made pursuant to payoff letters, invoices or termination agreements delivered by Sellers to Purchasers in form and substance reasonably satisfactory to Purchasers.

3.03 Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets and the Non-Compete as follows:

Consideration for the Assets:                           $9,038,976.85

Consideration for the Non-Compete:               $10,000.00

The Purchase Price consideration allocated to the Assets shall be allocated as follows:

Seller(s)	Allocation Amount
Blueberry and Blueberry SPE	$2,032,787.84
Grand Lake	$4,239,450.03
Three Lakes	$2,766,738.98

Sellers and Purchasers acknowledge and agree that, for tax and financial reporting purposes, Purchasers and its Affiliates may allocate the Purchase Price among personal property, real property and goodwill as determined by them (and their independent accountants) and Purchasers and its Affiliates shall not in any way be bound by the allocations set forth in this Agreement or Related Agreements.

4. CLOSING MATTERS.

4.01 Closing and Closing Date.  The Closing of the purchase and sale of the Assets (the “Closing”) shall be held on the date of this Agreement (the “Closing Date”) and concurrently with the execution and delivery of this Agreement.

4.02 Actions and Deliveries at Closing.  At the Closing, the parties shall take the following actions and make the following deliveries:

(a) The Purchasers shall deliver the Purchase Price to Sellers in cash, less any portion thereof used to payoff the Debt.

(b) Sellers shall deliver to Purchasers payoff letters and/or termination agreements with respect to the payment in full of the Debt and the release and termination of all Liens securing such Debt, in form and substance reasonably satisfactory to Purchasers.

(c) Sellers shall (i) deliver the Assets to Purchasers, free and clear of all Liens, and (ii) execute and deliver to Purchasers a Warranty Bill of Sale (as to title only) relating to the Assets on a form acceptable to Purchasers.

(d) The parties shall execute and deliver any and all other documents and instruments contemplated by this Agreement to be delivered at the Closing including the Non-Compete.

All documents described in this Section 4.02 and executed and delivered at the Closing shall be collectively referred to as the “Ancillary Agreements.”

5. REPRESENTATIONS AND WARRANTIES OF THE SELLERS.

Sellers, jointly and severally, hereby represent and warrant to Purchasers as of the date hereof the following with the understanding that each of the representations and warranties are material and have been relied on by Purchasers in connection herewith:

5.01 Authority, Enforceability and Capacity.  This Agreement and the Ancillary Agreements have been duly executed and delivered by Sellers and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement and  the Ancillary Agreements constitute, the legal, valid and binding obligations of Sellers, enforceable against each of them in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at Law) (the “Enforceability Exceptions”).  Each of Sellers has the requisite legal capacity to execute and deliver this Agreement and the Ancillary Agreements to which it or he is a party, to consummate the transactions contemplated by this Agreement and such Ancillary Agreements and to perform its or his obligations under this Agreement and such Ancillary Agreements. This Agreement and all of the Ancillary Agreements to which Sellers are or will become a party, and the consummation of the transactions contemplated by this Agreement and such Ancillary Agreements, have been duly authorized and approved by all necessary and proper limited liability company action on the part of Sellers and their members and managers, and no other proceedings on the part of Sellers are necessary to authorize this Agreement or the Ancillary Agreements or the performance of Sellers’ obligations under this Agreement or the Ancillary Agreements, or to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

5.02 Organization and Good Standing.  Each of the Sellers is a limited liability company duly organized, validly existing, and in good standing under the laws of the state of its organization, and has all requisite limited liability company power and authority to carry on its business as currently being conducted.

5.03 No Conflict.  The execution, delivery and performance by Sellers of this Agreement and each Ancillary Agreement, and the performance of their respective obligations under them, do not and will not: (a) contravene any provision of the Articles of Organization, operating agreement or other organizational or governing document of Sellers; (b) violate or conflict with any Law, decree, writ, injunction, judgment or order of any governmental authority or of any arbitration award which is either applicable to, binding upon or enforceable against Sellers, or any portion of the Assets; (c) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon or accelerate, any contract or agreement which is applicable to, binding upon or enforceable against Sellers; (d) result in or require the creation or imposition of any Lien upon or with respect to any portion of the Assets; or (e) require the consent, approval, authorization or permit of, or filing with or notification to, any governmental authority, any court or tribunal or any other Person.

5.04 Proceedings; Solvency.  There is no claim, action, suit or other legal or administrative proceeding or governmental investigation (“Proceeding”) pending or affecting, threatened against Sellers at law or in equity, before or by any governmental authority or by any other Person and, no basis exists for any such Proceeding, that could reasonably be expected to have an adverse effect on the Assets.  There are no existing or threatened orders, judgments or decrees of any court or other governmental authority applicable to Sellers that could reasonably be expected to have an adverse effect on the Assets. No Proceeding or dispute is pending or, to the knowledge of Sellers, threatened or probable of assertion against Sellers that seeks to restrain, prohibit, question or delay the consummation of the transactions contemplated by this Agreement. Sellers are solvent and are generally paying their debts as such become due and the execution and consummation of this Agreement will not render Sellers insolvent.  There are no Proceedings for reorganization, arrangement, liquidation or dissolution pending, or to the knowledge of Sellers, threatened or contemplated under any federal, state or local law against Sellers.

5.05 Title.  Sellers have good and valid title to all of the Assets, free and clear of all Liens.  Upon consummation of the transactions contemplated by this Agreement, Purchasers will acquire valid and marketable title to the Assets, free and clear of all Liens.

5.06 Brokers.  Neither Seller, nor any of their Affiliates has dealt with any brokers or finders or created or incurred any obligation for a commission, finder’s fee or similar remuneration in connection with this transaction.

6. REPRESENTATIONS OF PURCHASERS.

Purchasers hereby represent and warrant to Sellers as of the date hereof the following with the understanding that each of the representations and warranties are material and have been relied on by the Sellers in connection herewith:

6.01 Authority, Enforceability and Capacity.  This Agreement and the Ancillary Agreements have been duly executed and delivered by Purchasers and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement and the Ancillary Agreements constitute, the legal, valid and binding obligations of Purchasers, enforceable against each in accordance with their respective terms, subject to the Enforceability Exceptions.  Purchasers have the requisite legal capacity to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated by this Agreement and such Ancillary Agreements and to perform its obligations under this Agreement and such Ancillary Agreements. This Agreement and all of the Ancillary Agreements to which Purchasers are or will become a party, and the consummation of the transactions contemplated by this Agreement and such Ancillary Agreements, have been duly authorized and approved by all necessary and proper limited liability company action on the part of Purchasers and their members, and no other proceedings on the part of Purchasers are necessary to authorize this Agreement or the Ancillary Agreements or the performance of Purchasers’ obligations under this Agreement or the Ancillary Agreements, or to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

6.02 Organization and Good Standing.  Each of the Purchasers is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Michigan, and has all requisite limited liability company power and authority to carry on its business as currently being conducted.

6.03 No Conflict.  The execution, delivery and performance by Purchasers of this Agreement and each Ancillary Agreement, and the performance of their obligations under them, do not and will not:  (a) contravene any provision of the Articles of Organization, operating agreement or other organizational or governing document of each of the Purchasers; (b) violate or conflict with any Law, decree, writ, injunction, judgment or order of any governmental authority or of any arbitration award which is either applicable to, binding upon or enforceable against Purchaser; or (d) require the consent, approval, authorization or permit of, or filing with or notification to, any governmental authority, any court or tribunal or any other Person.

6.04 Proceedings.  No Proceeding or dispute is pending or, to the knowledge of Purchaser, threatened against Purchasers that seeks to restrain, prohibit, question or delay the consummation of the transactions contemplated by this Agreement.

6.05 Brokers.  Purchasers have not dealt with any brokers or finders or created or incurred any obligation for a commission, finder’s fee or similar remuneration in connection with this transaction.

7. INDEMNIFICATION.

7.01 Indemnification by Sellers.  Sellers agree, jointly and severally, to indemnify and hold harmless Purchasers and their successors, assigns, directors, officers, shareholders, employees, agents and representatives (collectively, the “Purchaser Indemnified Parties”), from and against any and all claims, penalties, damages, liabilities, actions, causes of action, costs and expenses (including attorneys’ fees and costs) arising out of, as a result of or as a consequence of any breach by Sellers of any of their representations, warranties, agreements, covenants or obligations set forth herein or in any Ancillary Agreement.

7.02 Indemnification by Purchaser.  Purchasers agree, jointly and severally, to indemnify, defend and hold harmless Sellers from and against any and all claims, penalties, damages, liabilities, actions, causes of action, costs and expenses (including reasonable attorneys’ fees), arising out of, as a result of or as a consequence of any breach by Purchasers of any of their representations, warranties, agreements, covenants or obligations set forth herein or in any Ancillary Agreement.

7.03 Limitations.  The maximum amount which may be recovered by the Purchaser Indemnified Parties under this Section 7 shall be $1,000,000.00 and the Purchaser Indemnified Parties may not assert any claim hereunder unless and until all claims hereunder exceed an aggregate  minimum amount equal to $50,000.00 (the "Minimum Amount"), in which event recovery may be had with respect to all claims (and not just those above the Minimum Amount).  The limitations of this Section 7.03 shall not apply to claims involving fraud or material misrepresentation or claims arising from a breach of the representations and warranties set forth in Sections 5.01, 5.03, 5.05 and/or 5.06.

7.04 Remedies Not Exclusive. The parties shall be entitled to exercise and resort to all rights and remedies for misrepresentation or breach as are afforded to them, respectively, at law or in equity, including, without limitation, rescission, specific performance, action for damages, adjustment to the Purchase Price or such other remedies and relief as may be afforded to them under this Agreement or by a court of competent jurisdiction.  Neither the existence or exercise of any specific remedies is intended to be exclusive of or impair or otherwise adversely affect in any manner whatsoever any rights, remedies or relief otherwise available to any party and each and every right and remedy shall be cumulative and in addition to every other right and remedy provided in this Agreement or by Law.

8. MISCELLANEOUS.

8.01 Further Assurances.  Each party hereby agrees that it will, from time to time after the Closing Date when so reasonably requested by any other party, without further consideration, perform, execute, acknowledge or deliver or cause to be performed, executed, acknowledged or delivered, all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required to carry out the provisions of this Agreement and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, Sellers agree to make their employees and the employees of their Affiliates available to Purchasers when reasonably required after the Closing Date to assist Purchasers in obtaining missing documents, missing information, or to reconcile any balance dispute with any customer.

8.02 SURVIVAL AND BENEFIT.

(a) Except as otherwise expressly provided herein, each agreement, representation or warranty made in this Agreement by or on behalf of any party, or in any instruments delivered pursuant hereto or in connection herewith, shall survive the Closing Date and the consummation of the transaction provided for herein.

(b) The covenants, agreements and undertakings of each of the parties hereto are made solely for the benefit of, and may be relied on only by, the other parties hereto, their transferees and assigns, and are not made for the benefit of, nor may they be relied upon, by any other person whatsoever.

(c) This Agreement shall not be construed more strictly against one party than against the other, merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that each of the parties has contributed substantially and materially to the preparation of this Agreement.

8.03 Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.03):

If to Sellers:

Mr. Robert C. Morgan
Morgan RV Park Management
1170 Pittsford Victor Road
Pittsford, New York 14534

With a required copy to:

Mr. Richard Brovitz
Fix Spindelman Brovitz & Goldman
295 Woodcliff Drive
Suite 200
Fairport, New York 14450
Fax: (585) 641-2700

If to Purchasers:

Mr. Gary A. Shiffman
Sun Home Services, Inc.
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
Fax: (248) 208-2645

With a required copy to:

Jaffe, Raitt, Heuer & Weiss, P.C.
27777 Franklin Road, Suite 2500
Southfield, Michigan 48034
Attn: Mr. Arthur A. Weiss
Fax: (248) 351-3082

8.04 Expenses.  Except as otherwise provided herein, each party shall pay its own fees and expenses incurred in connection with this Agreement and the Ancillary Agreements (including, without limitation, legal and accounting fees and expenses).

8.05 Entire Agreement.  This Agreement (together with the exhibits hereto) and the Ancillary Agreements constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.  There is no statement, promise, agreement or obligation in existence which may conflict with the terms of this Agreement or which may modify, enlarge or invalidate this Agreement or any provision hereof.  None of the prior and/or contemporaneous negotiations, preliminary drafts, or prior versions of this Agreement leading up to its execution and not set forth herein shall be used by any of the parties to construe or affect the validity of this Agreement.

8.06 Amendment and Waiver.  This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, each of the parties. The parties agree that the failure to enforce any provision or obligation under this Agreement shall not constitute a waiver of or serve as a bar to the subsequent enforcement of such provision or obligation or any other provisions or obligations under this Agreement.

8.07 Assignment; Binding Effect.  No party shall have the right to assign its rights or obligations under this Agreement without the prior written consent of the other parties.  The terms hereof shall be binding upon and shall inure to the benefit of the parties hereto, their successors, transferees and permitted assigns.

8.08 Controlling Law. This Agreement shall be controlled, construed and enforced in accordance with the laws of the State of Michigan, without regard to conflicts of law principles.

8.09 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.  Copies (whether photostatic, facsimile or otherwise) of this Agreement may be made and relied upon to the same extent as an original.

[Signatures on the Next Page]

IN WITNESS WHEREOF, the parties have executed this First Asset Purchase Agreement as of the day and year first written above.

PURCHASERS:

SUN BLUE BERRY HILL LLC,
a Michigan limited liability company

Sun Communities Operating Limited Partnership,
a Michigan limited partnership, its sole member

By:           Sun Communities, Inc., General Partner

By:  /s/Jonathan M. Colman
Name: Jonathan M. Colman
Title:  Executive Vice President

SUN GRAND LAKE LLC,
a Michigan limited liability company

Sun Communities Operating Limited Partnership,
a Michigan limited partnership, its sole member

By:           Sun Communities, Inc., General Partner

By:  /s/Jonathan M. Colman
Name: Jonathan M. Colman
Title:  Executive Vice President

SUN THREE LAKES LLC,
a Michigan limited liability company

Sun Communities Operating Limited Partnership,
a Michigan limited partnership, its sole member

By:           Sun Communities, Inc., General Partner

By:  /s/Jonathan M. Colman
Name: Jonathan M. Colman
Title:  Executive Vice President

SELLERS:

BLUE BERRY HILL RV LLC
By:  Tremont/Morgan RV Park Fund, LLC, Managing Member
By:  Tremont/Morgan, LLC, Managing Member
By:                 Morgan RV Park Management, LLC, Managing Member
By:  The Robert Morgan Limited Partnership II, Managing Member
By:         R. Morgan Management II, LLC, General Partner

By:     /s/ Robert C. Morgan
               Robert C. Morgan, Member

BLUE BERRY HILL RV SPE LLC
By:         Sandy Beach RV Resort, LLC, Managing Member
By:         Sandy Beach RV SPE, Inc., Managing Member

By:       /s/ Robert C. Morgan
             Robert C. Morgan, President

GRAND LAKE RV AND GOLF RESORT LLC
By:  Tremont/Morgan RV Park Fund, LLC, Managing Member
By:  Tremont/Morgan, LLC, Managing Member
By:                 Morgan RV Park Management, LLC, Managing Member
By:  The Robert Morgan Limited Partnership II, Managing Member
By:         R. Morgan Management II, LLC, General Partner

By:        /s/ Robert C. Morgan
                  Robert C. Morgan, Member

THREE LAKES RV PARK, LLC
By:  Tremont/Morgan RV Park Fund, LLC, Managing Member
By:  Tremont/Morgan, LLC, Managing Member
By:                 Morgan RV Park Management, LLC, Managing Member
By:  The Robert Morgan Limited Partnership II, Managing Member
By:         R. Morgan Management II, LLC, General Partner

By:      /s/ Robert C. Morgan
                Robert C. Morgan, Member

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